UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: February 13, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER & FULL YEAR 2013 RESULTS

Q4 revenues of $23.3 million; 3D inkjet system started testing at a customer site

MIGDAL HAEMEK, Israel – February 13, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the full year and quarter ended December 31, 2013.

Highlights of the Full Year 2013
•	Revenues of $85.4 million;
•	Non-GAAP operating income of $3.2 million; GAAP operating income of $1.1 million;
•	Non-GAAP net income of $2.1 million; GAAP net income of $7 thousand;
•	Positive operating cash flow of $4.7 million; Cash and equivalents of $22.5 million as of December 31, 2013.

Highlights of the Fourth Quarter 2013
•	Revenues of $23.3 million;
•	Non-GAAP operating income of $1.1 million; GAAP operating loss of $304 thousand;
•	Non-GAAP net income of $778 thousand; GAAP net income of $660 thousand;
•	Positive operating cash flow of $2.6 million;
•	3D Inkjet System for the PCB market was installed at customer site for testing;

A corporate reorganization was implemented during the quarter due to management’s decision to increase its focus on its inspection and metrology in the semiconductor market and discontinuing its R&D efforts of the Sela Xact product line. As a result, in the fourth quarter there was a one-time negative impact on GAAP net income of approximately $1.5 million due to certain charges (partially offset by items of one time) income and income related to the re-organization.  In addition, in the fourth quarter there was a positive impact on GAAP net income of $1.3 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the potential for realization of the assets based on projected future earnings. These amounts were included in the non-GAAP adjustment.

Results for the three-month period and full year ended December 31, 2013 on a non-GAAP basis, exclude the following items: (i) share based compensation expenses; (ii) write off of inventory and fixed-assets primarily related to the discontinued Sela product line; (iii) the impact of reorganization and impairment charges; and (iv) realization of deferred tax assets. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Rafi Amit, Camtek’s Active Chairman, commented: “2013 ends a year of investment and promise. As we move into 2014, we are increasing our focus on the two key markets we operate in – that of semiconductor inspection and metrology, as well as PCB inspection and the 3D inkjet system.”

“I am pleased to announce that the customer-site testing of our 3D inkjet system started and is being operated in a production environment. We expect this phase to continue for a few months, and upon satisfactory results, commercial installations will begin during the second half of the year,” continued Mr. Amit.

Concluded Mr. Amit: “Looking ahead, we see strength in the semiconductor industry and we expect to see growth in our inspection and metrology business in the coming quarters, predominantly related to advanced packaging applications. In terms of guidance for the first quarter of 2014, we expect revenues of between $21-23 million, representing midpoint year-over-year growth of above 20%.”

Fourth quarter 2013 Financial Results

Revenues for the fourth quarter of 2013 were $23.3 million. This is a 7% increase from prior quarter revenues of $21.7 million and a 32% increase from fourth quarter 2012 revenues of $17.6 million. The increase is mainly related to a more favorable environment in the semiconductor market.

Gross profit on a GAAP basis in the quarter totaled $6.7 million (28.7% of revenues). This is a 31% decrease compared to $9.7 million (44.6% of revenues) in the prior quarter and a 12% increase compared to $6.0 million in the fourth quarter of 2012 (33.8% of revenues). Cost of goods sold on a GAAP basis in the quarter included an inventory write-off primarily related to the discontinued Sela product line of $3.6 million.

Gross profit on a non-GAAP basis in the quarter totaled $10.6 million (45.6% of revenues). This is a 9% increase compared to $9.8 million (45.0% of revenues) in the prior quarter and a 41% increase compared to $7.6 million (42.9% of revenues) in the fourth quarter of 2012.

Operating loss on a GAAP basis in the quarter was $304 thousand. This is compared to an operating income of $600 thousand (2.8% of revenues) in the prior quarter and to operating loss of $5.3 million in the fourth quarter of 2012.  The operating loss in the fourth quarter of 2013 included various one-time expenses (partially offset by one time income) primarily related to the discontinuance of the Sela product line amounting to a net expense of $1.5 million.

Operating profit on a non-GAAP basis in the quarter was $1.1 million (4.7% of revenues). This is compared to operating income of $819 thousand (3.8% of revenues) in the prior quarter and an operating loss of $575 thousand in the fourth quarter of 2012.

Net income on a GAAP basis in the quarter totaled $660 thousand, or $0.02 per share. This is compared to a net loss of $122 thousand or $0.00 per share in the prior quarter and a net loss of $3.3 million or $0.11 per share in the fourth quarter of 2012.

Net income on a non-GAAP basis in the quarter was $778 thousand or $0.03 per diluted share. This is compared to a net income of $545 thousand or $0.02 per share in the prior quarter and net loss of $0.9 million or $0.03 per share in the fourth quarter of 2012.

Full Year 2013 Results Summary

Revenues for 2013 were $85.4 million, an increase of 1% compared to $84.5 million, as reported in 2012.

Gross profit on a GAAP basis for 2013 was $34.4 million (40.3% of revenues) compared to gross profit of $37.1 million (43.8% of revenues) in 2012. Gross profit on a non-GAAP basis for 2013, was $38.6 million (45.2% of revenues), compared to $39.0 million (46.1% of revenues) in 2012. The decrease in gross margin on a non-GAAP basis compared to the prior year is a result of a mix in product sold.

Operating income on a GAAP basis for 2013, was $1.1 million (1.3% of revenues) compared to an operating loss of $20 thousand in 2012. Non-GAAP operating income in 2013 was $3.2 million (3.7% of revenues) compared to an operating income of $5.3 million (6.3% of revenues) in 2012. Operating expenses in 2013 were higher mainly as a result of the impact of the exchange rate between the Israeli Shekel and the US Dollar.

Net income on a GAAP basis for 2013 was $7 thousand compared to a net income of $3 thousand in 2012.  Net income on a non-GAAP basis for 2013 was $2.1 million, compared to a net income of $4.6 million in 2012.

Cash, cash equivalents and short-term deposits, net of bank loans as of December 31, 2013 were $22.5 million compared to $21.1 million as of September 30, 2013. The Company generated $2.6 million from operating cash flow during the fourth quarter of 2013. For the year, the Company generated a positive operating cash flow of $4.7 million.

Conference Call

Camtek will host a conference call today, February 13, 2013, at 9:00am ET.

Rafi Amit, Active Chairman and incoming Chief Executive Officer, Roy Porat, outgoing Chief Executive Officer, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:00 am Eastern Time
Israel:	03 918 0609	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) share based compensation expenses; (ii) write off of inventory and fixed-assets primarily related to the discontinued Sela product line; (iii) the impact of reorganization and impairment charges; and (iv) realization of deferred tax assets; and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	December 31,
	2013	2012
	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents	16,495	18,867
Short-term deposits	6,000	7,160
Accounts receivable, net	27,048	23,076
Inventories	17,911	18,335
Due from affiliated companies	233	391
Other current assets	1,913	2,210
Deferred tax asset	832	367

Total current assets	70,432	70,406

Fixed assets, net	14,481	15,822

Long term inventory	2,225	7,090
Long-term restricted deposit	729	729
Deferred tax asset	1,081	107
Other assets, net	339	304
Intangible assets, net	1,008	2,971
Goodwill	1,555	1,579

	6,937	12,780

Total assets	91,850	99,008

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	-	4,160
Accounts payable – trade	7,753	7,610
Long term bank loans – current portion	-	1,592
Other current liabilities	15,585	13,850

Total current liabilities	23,338	27,212

Long term liabilities
Long term bank loans	-	500
Liability for employee severance benefits	858	710
Other long term liabilities	5,758	10,249
	6,616	11,459

Total liabilities	29,954	38,671

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,497,902 issued as of December 31, 2013, and 31,989,309 as of December 31, 2012, outstanding 30,405,526 as of December 31, 2013,
and 29,896,933 as of December 31, 2012	134	133
Additional paid-in capital	62,966	61,415
Retained earnings (losses)	694	687
	63,794	62,235
Treasury stock, at cost (2,092,376 as of December 31, 2013 and December 31, 2012)	(1,898)	(1,898)

Total shareholders' equity	61,896	60,337

Total liabilities and shareholders' equity	91,850	99,008

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2013	2012	2013	2012
	U.S. dollars		U.S. dollars

Revenues	85,405	84,547	23,333	17,619
Cost of revenues	51,003	47,482	16,640	11,667

Gross profit	34,402	37,065	6,693	5,952

Research and development costs	(14,370)	(12,916)	(3,655)	(3,022)
Selling, general and administrative
expenses	(22,362)	**(21,138)	(6,808)	(5,188)
Implication of re-organization and impairment losses	* 3,466	*(3,031)	* 3,466	*(3,031)
	(33,266)	(37,085)	(6,997)	(11,241)

Operating income (loss)	1,136	(20)	(304)	(5,289)

Financial income (expenses), net	(1,738)	233	(57)	1,807

Income (loss) before income
taxes	(602)	213	(361)	(3,482)

Income taxes (expense)	609	(210)	1,021	202

Net income (loss)	7	3	660	(3,280)

Net income (loss) per ordinary share:

Basic	0.00	0.00	0.02	(0.11)

Diluted	0.00	0.00	0.02	(0.11)

Weighted average number of
ordinary shares outstanding:

Basic	30,040	29,849	30,181	29,851

Diluted	30,094	30,013	30,224	29,851

(*)           Relates to disposal of Sela operation and Sela and Printar impairment charges in respect of goodwill and other intangible assets
(**)        Including income of approximately 1 million dollars related to a settlement with a former service provider of the company.

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2013	2012	2013	2012
	U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	7	3	660	(3,280)

Acquisition of Sela and Printar related expenses (1)	(1,949)	2,597	(3,466)	816
Inventory and fixed asset write –downs (2)	4,433	1,515	4,433	1,515
Share-based compensation	377	401	(52)	93
Realization of deferred tax assets (3)	(1,287)	-	(1,287)	-
Employee related charges (4)	490	-	490	-
Shelf registration expenses	-	94	-	-

Non-GAAP net income (loss)	2,071	4,610	778	(856)

Non –GAAP net income (loss) per share , basic and diluted	0.07	0.16	0.03	(0.03)

Gross margin on GAAP basis	40.3%	43.8%	28.7%	33.8%

Reported gross profit on GAAP basis	34,402	37,065	6,693	5,952
Acquisition of Sela and Printar related expenses (1)	225	300	-	75
Inventory and fixed asset write –downs (2)	3,915	1,515	3,915	1,515
Share-based compensation	55	97	5	22
Employee related charges (4)	25	-	25	-
Non- GAAP gross margin	45.2%	46.1%	45.6%	42.9%
Non-GAAP gross profit	38,622	38,977	10,638	7,564

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	1,136	(20)	(304)	(5,289)

Acquisition of Sela and Printar related expenses (1)	(3,241)	3,331	(3,466)	3,106
Inventory and fixed asset write –downs (2)	4,433	1,515	4,433	1,515
Share-based compensation	377	401	(52)	93
Employee related charges (4)	490	-	490	-
Shelf registration expenses	-	94	-	-

Non-GAAP operating income	3,195	5,321	1,101	(575)

(1)
During the three and twelve months ended December 31, 2013 and 2012, the Company recorded acquisition expenses of $(3.5) million, $(2.0) million, $(0.8) million and $(2.6) million, respectively, consisting of: (1) Revaluation adjustments of $0, $1.3 million, $(2.3) million and $(0.7) million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $(3.5) million, $(3.5) million, $3.1 and $3.1, respectively; and (3) $0 million, $0.2 million, $0.08 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three and twelve months ended December 31, 2013 and 2012, the Company recorded inventory and fixed asset write downs in the amount of $4.4 million, $4.4 million,  $1.5 million and $1.5 million, respectively, consisting of $3.9 million, $3.9 million, $1.5 million and $1.5 million of inventory and fixed assets recorded under cogs of revenues line item and $0.5 million, $0.5 million, $0 and $0 of fixed assets in operating expenses.

(3)
During the three and twelve months ended December 31, 2013, the Company recorded net income of $1.3 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)	During the three and twelve months ended December 31, 2013, the Company recorded net employee related expenses of $0.5 million as a result of internal reorganization.